Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-40079

Transcript of Howard Lutnick’s interview with John Bachman

Link: https://www.newsmax.com/newsmax-tv/cantor-fitzgerald-howard-lutnick-rumble-trump/2021/12/06/id/1047542/

00:00:00 John Bachman: Hi, welcome back. Rumble, a new video platform, is going public. The company, along with the special purpose acquisition company that’s sponsored by Cantor Fitzgerald, have entered into a business agreement. And with us now is Howard Lutnick. He is the chairman and CEO of Cantor Fitzgerald. Great to have you with us, Howard.

Howard Lutnick: Great to be here.

00:00:30 John Bachman: This is so exciting. Because, you know, what the free market always needs is good competition. And a lot of people might be surprised to learn that not only is YouTube and Google the number one search engine. I should say Google’s the number one search engine. But YouTube is normally second. People go to YouTube to search for a lot of things as well. And we’re not liking what we’re seeing over there, so we’ll talk about that in a second. But I also want to mention, you have just recently been diagnosed with non-Hodgkin’s lymphoma. So, let’s start there.

00:00:59 You made the announcement, actually, on Rumble. How are you doing, Howard?

Howard Lutnick: I’m going okay. I put out a video to my 12,000 employees, and I put it out on Rumble. So, this isn’t a fashion choice. But about 10 weeks ago ... I feel good. I feel strong, I feel good. You can tell by my voice. So, so far, so good. I’m about halfway done. I’ll be done the end of January. And my doctor expects me to be cancer-free. So, I’m just waiting for the end of January.

John Bachman: Well, there have been so many advancements made. Of course, we’re praying for you. Blood cancer is so serious. And we’ll talk about that another time. We’ll wish you the best. But I know you also want to take about Rumble and taking it public. And talk to us about this decision. Why the need to take this company public now? What’s behind this?

Howard Lutnick: So, you know, Rumble a year ago ... So, think about the third quarter of 2020. It had 1.6 million active users.

00:01:58 And since then, in one year, 36 million active users in one year. And basically what that is, is people with political ideology being asked to leave YouTube. Comedians now coming over, gamers coming over. So, basically, a broad group of people who don’t want to be censored. They just don’t want to be censored. They want to be able to speak their mind, speak their truths, and speak their opinions. And so I think Rumble, which is neutral, down the middle, down the middle, I think is going to get a huge following of people who just want to speak their mind.

00:02:31 John Bachman: I mean that growth is amazing. And talk about that neutrality. It’s such an important thing. How do you plan to make sure - how can Rumble make sure that that is maintained, that neutrality?

Howard Lutnick: Well, so the idea of them going public. So, they’re merging into CFVI. So, they’ll have the money now to go do whatever they want to do. The CEO is keeping control of the company. They’re not selling out to anybody. They’re going to keep their control.

00:02:59 And they’re going to stay central. So, they love having the 45th president come on. But as he said, he’d like to have the 44th and the 46th. I mean the way you have to be is you have everybody on the network. You don’t censor them. You let them speak. And you speak to each other. The concept of just speaking to yourselves doesn’t make any sense. You want to go where you can speak your mind. I think Rumble is going to do incredibly well. I mean massive, massive growth.

00:03:28 John Bachman: Yeah, that’s the key, right. You don’t want to create an echo chamber where everyone just goes there to hear what they already know, or feel better about what they already think. You mentioned the 45th president. He also has interest in a social media platform. Do you see Rumble as a competitor in any way to Truth, or some of the other platforms that are cropping up out there?

Howard Lutnick: No, so here’s the funny thing. Imagine distributing video, right? That’s the hardest thing to do. So, Amazon does Twitch.

John Bachman: Sure.

Howard Lutnick: Microsoft does Xbox. And, of course, Google does YouTube.

00:03:58 So, Rumble does video distribution. So, Truth and the 45th president are going to use Rumble’s infrastructure, their technology, their cloud distribution capability. So, they’re going to be a service provider, a technology provider, to the president’s Truth social and his SPAC, DWAC. So, I think they’re going to work together, provide that technology. So, I think people who are looking for Rumble and going to understand, Rumble’s got the technology and they’ve got the neutrality.

00:04:28 And I think they’re in a great position. Fifteen percent market share in U.S. users in one year.

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John Bachman: It’s amazing.

Howard Lutnick: Unbelievable! Unbelievable.

John Bachman: You know, the other thing, too, that’s important about Rumble, too, is it’s the user experience. It comes down to that. It’s just that you get bombarded with ads for YouTube. I can’t use YouTube without them asking me every 15 minutes if I want to subscribe to YouTube. I already said no 300 times. No, thank you! But the user experience on Rumble is fantastic as well.

00:04:59 That’s only one of the other things here. And Howard, if you’ve got a sec, I’d love to ask you as well some questions about the broader economy. You know, last week when I talked to the audience, we were talking about Janet Yellen saying she’s worried about the omicron variant. Where do you come down on this? Do we have something to be concerned about here?

Howard Lutnick: Well, look, so far we haven’t seen the statistics that are going to make us nervous, yet. None of us has seen hospitalizations growing or things like that. But it worries people. So, I think it’s going to slow us down a bit, for sure. I think it’s going to add, six, eight weeks back to the office recovery.

00:05:30 And people aren’t going to have holiday parties this year, which is, it’s just really sad for all those people in those businesses. But I think the fact is that the economy is driven by the Fed now. It keeps being driven by the Fed. And I think if the Fed raises rates, there’s only one reason for them to raise rates. It’s because they’re going to be cutting it again in the future. They’re just going to be cutting it. So, they’re just going to go up in order to cut it back down. So, you know they’re driving it.

00:05:59 And that concept of tapering, it’s going to hurt the economy in the near term, sure.

John Bachman: Yeah, well, we’ll see what happens. The money’s going to continue to be printed. I don’t know what that means long-term, but somebody’s going to have to pick up the tab sooner or later. And who knows what this omicron variant’s going to mean for everything. But Howard, we appreciate your time. Exciting stuff with Rumble, and what you’re doing over there at Cantor Fitzgerald, we appreciate it. Thank you so much. And we wish you the best with your recovery. I know it will be a quick one.

Howard Lutnick: Well, I’ll show you on Rumble. My next video will be on Rumble.

00:06:28 Tell me I’m okay. Thanks.

John Bachman: All right, we’ll see you there. Take care.

End of recording.

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Important Information for Shareholders and Investors

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFVI stockholders. CFVI will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CFVI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFVI’s securities are, or will be, contained in CFVI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF Acquisition Corp. VI (“CFVI”) and Rumble Inc. (“Rumble”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the Form S-4 Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the Potential Business Combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.

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